ACCELERATED DEATH BENEFIT RIDER FOR CHRONIC ILLNESS - LAST SURVIVOR

This Rider (“Rider”) becomes a part of the Policy to which it is attached (“Policy”) as of the Policy Date and covers the Eligible Insured(s) named in the Policy Specifications. The Application and premium put this Rider In Force as of the Policy Date. A copy of the Application is attached. If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

After the first death of the two Insureds named in the base Policy to which this Rider is attached, this Rider provides prepayment to the Owner of a portion of the Death Benefit when written proof that a Survivor Eligible Insured has been certified as a Chronically Ill Individual and the conditions described in this Rider are met. Each Chronic Illness Benefit represents a portion of the Death Benefit after applying a Reduction Factor as described in this Rider and is subject to the minimum and maximum amounts as described herein.

Disclosure – Accelerated death benefits for chronically ill individuals may affect eligibility for, or amounts of, other benefits provided by federal, state, or local government. Payments of accelerated death benefits provided by this Rider are intended to qualify as death benefits under section 101(g) of the Internal Revenue Code. The federal, state, or local tax consequences resulting from payment of accelerated death benefits will depend on your specific facts and circumstances. Consequently, advice and guidance should be obtained from a personal tax advisor prior to the receipt of any accelerated death benefit payments.

Payment of an Accelerated Death Benefit under this Rider will reduce the death benefit, guaranteed cost of insurance charges, and other values under the Policy. Further, the premium limitations and death benefits required for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Code will also be affected.

[STATE] Department of Insurance: [(XXX) XXX-XXXX]

Signed for Pacific Life Insurance Company,

[www.PacificLife.com] [(800) 347-7787]

ICC13 R13CIS	Page 1 of 8

DEFINITIONS

Activities of Daily Living – means the following self-care functions:

Bathing – Washing oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.

Continence – The ability to maintain control of bowel and bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag.)

Dressing – Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

Eating – Feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.

Toileting – Getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

Transferring – Moving into or out of a bed, chair or wheelchair.

Annual Per Diem Limitation – means the Per Diem Limitation as declared by the Internal Revenue Service on the date the Chronic Illness Benefit Proceeds are effective, multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 365.

Chronic Illness – is the status of an Insured that has been certified to be a Chronically Ill Individual.

Chronically Ill Individual – means the Insured has been certified in writing by a Licensed Health Care Practitioner as:

•	Being unable to perform (without Substantial Assistance from another individual) at least two Activities of Daily Living due to a loss of functional capacity and the condition is expected to be permanent; or
•	Requiring Substantial Supervision to protect the individual from threats to health and safety due to Severe Cognitive Impairment and the condition is expected to be permanent.

A Chronically Ill Individual shall not include an Insured who otherwise meets these requirements unless within the preceding twelve-month period a Licensed Health Care Practitioner has certified that the Insured meets these requirements.

Coverage Layer – is a Basic Life Coverage Layer, a Basic Coverage Layer, or a layer of insurance coverage on the Insured under an optional rider.

Death Benefit – means the Death Benefit, as defined in the Policy.

Hands-On Assistance – means physical assistance (minimal, moderate or maximal) without which the individual would not be able to perform an Activity of Daily Living.

Insured – means an Eligible Insured as shown in the Policy Specifications who is also the Survivor. This term does not include other persons covered under other riders which are part of the Policy.

Initial Eligible Amount – The Initial Eligible Amount is the lesser of the Maximum Lifetime Accelerated Death Benefit or the Death Benefit, as described in the Policy, on the date the initial request for a Chronic Illness Benefit is effective.

Licensed Health Care Practitioner – means a physician, as defined in sub-section 1861(r)(1) of the Social Security Act, a registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States. A Licensed Health Care Practitioner must reside in the United States, and does not include yourself or anyone who is an immediate family member.

ICC13 R13CIS	Page 2 of 8

Maximum Lifetime Accelerated Death Benefit – This is the maximum amount of Death Benefit that you can accelerate under this Rider. The Maximum Lifetime Accelerated Death Benefit is shown on the Policy Specifications.

Monthly Per Diem Limitation – means the Per Diem Limitation as declared by the Internal Revenue Service on the date the Chronic Illness Benefit Proceeds are effective, multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 30.

Severe Cognitive Impairment – means a deficiency in an individual’s short or long-term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness.

Standby Assistance – means the presence of another person, within arm’s reach of the Insured, which is necessary to prevent, by physical intervention, the Insured’s injury while the Insured is performing an Activity of Daily Living.

Substantial Assistance – means either Hands-on Assistance or Standby Assistance.

Substantial Supervision – means continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Insured from threats to the Insured’s health or safety (including, but not limited to, such threats as may result from wandering.)

Survivor – is the insured remaining alive after the first death of the two Insureds named in the base Policy to which this Rider is attached. If the two Insureds die in close proximity such that it cannot be determined who died first, unless otherwise provided, it shall be assumed that the younger survived the older.

Total Face Amount – means the Total Face Amount, as defined in the Policy.

BENEFIT ELIGIBILITY

Eligibility – In order to receive this benefit, the following conditions must be satisfied:

1.	This benefit is only available to the Owner of this Policy upon Written Request on a form provided by us while the Policy is In Force. We shall provide such claim form within 15 days of your request for an accelerated death benefit payment. If the claim form is not furnished within 15 days, it is considered that you have complied with the claim form requirements if you provide written proof covering the occurrence, the character and the extent of the occurrence for which claim is made.
2.	To qualify for this benefit, the Insured’s certification must state that the Chronic Illness is expected to be permanent.
3.	We must receive written proof of the death of one insured named under the Policy to which this Rider is attached. The Survivor must be an Eligible Insured as named in the Policy Specifications. Death benefit acceleration is not available if both Insureds covered under the Policy are living.
4.	We must receive written consent of any assignee of record named under the Policy or any irrevocable beneficiary named under the Policy.
5.	This benefit is not available if the law requires the benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or a government agency requires the benefit in order to apply for, obtain, or keep a government benefit or entitlement.
6.	This benefit is not available for a Chronically Ill Insured whose illness results from attempted suicide, or intentionally self-inflicted injury.
7.	Chronic Illness Benefits are payable immediately upon receipt of due written proof that the Insured is a Chronically Ill Individual and meets the conditions of this Rider.

ICC13 R13CIS	Page 3 of 8

For each Chronic Illness Benefit requested we must receive written certification from a Licensed Health Care Practitioner that the Insured is Chronically Ill. We reserve the right to obtain at any time an additional opinion of the Insured’s condition from a Licensed Health Care Practitioner at our expense. Should this opinion differ from that of the Insured’s Licensed Health Care Practitioner, eligibility for benefits will be determined by a third Licensed Health Care Practitioner who is mutually acceptable to the Owner and us.

ACCELERATED DEATH BENEFIT VALUES

Chronic Illness Benefit – If the Insured qualifies as a Chronically Ill Individual and meets all of the Eligibility conditions of this Rider, you may submit a Written Request for a Chronic Illness Benefit on a form provided by us. Only one request may be made in a twelve month period. The request should include the following information:

•	The amount of Chronic Illness Benefit requested; and
•	Payment on an annual or monthly basis.

At the time of each benefit payment, we will do the following:

•	Verify that the Policy is not in the Grace Period. If it is, the benefit payment will be reduced by the amount needed to pay any portion of the Monthly Deduction due;
•	Limit the Chronic Illness Benefit to the Maximum Annual Benefit Amount or Maximum Monthly Benefit Amount, as applicable;
•	Calculate the Chronic Illness Benefit Proceeds; and
•	Reduce Policy and Rider values as described herein.

If your Policy has an accidental death rider, the accidental death benefit amount is not eligible for acceleration under the terms of this Rider.

Chronic Illness Benefit Option – At the time of your Written Request, you may elect a Chronic Illness Benefit on an annual or monthly basis. If you provide no such election, we will pay the Chronic Illness Benefit as an annual payment.

Chronic Illness Benefit Proceeds – This is the amount payable upon request under this Rider. It is equal to the Chronic Illness Benefit reduced by an amount equal to the Policy Debt prior to the benefit payment multiplied by the Acceleration Percentage.

To Whom We Will Pay Benefits – All benefits will be payable to the Owner or the Owner’s estate while the Insured is still living, unless otherwise assigned or designated by the Owner, subject to any required acknowledgment of concurrence for payout. We will be discharged to the extent of any such payment made in good faith.

Election of Annual Benefit Proceeds – If you elect an Annual Benefit, we will provide you with one lump-sum payment. The following will apply:

1.	Your request for an annual Chronic Illness Benefit may not be less than $5,000; and
2.	The Chronic Illness Benefit will never be greater than the Maximum Annual Benefit Amount.

Maximum Annual Benefit Amount – The Maximum Annual Benefit Amount is the lesser of:

•	The Annual Per Diem Limitation; or
•	The Reduction Factor multiplied by the Eligible Accelerated Annual Death Benefit.

ICC13 R13CIS	Page 4 of 8

Eligible Accelerated Annual Death Benefit – As of the benefit payment date, the Eligible Accelerated Annual Death Benefit is the lesser of the following values:

•	24% of the Initial Eligible Amount; or
•	The excess of the Maximum Lifetime Accelerated Death Benefit over the Total Accelerated Death Benefit, or;
•	The Death Benefit.

Election of Monthly Benefit Proceeds – If you elect a Monthly Benefit, we will pay the Chronic Illness Benefit up to the Maximum Monthly Benefit over a 12 month period. The following will apply:

1.	Your request for monthly Chronic Illness Benefit may not be less than $500;
2.	Only one request may be made in a twelve month period;
3.	The Chronic Illness Benefit will never be greater than the Maximum Monthly Benefit;
4.	You may not change the amount of the requested benefit payment; and
5.	You may choose to suspend payments for the remainder of the year.

Maximum Monthly Benefit Amount – The Maximum Monthly Benefit Amount as of each payment date is the lesser of:

•	Monthly Per Diem Limitation; or
•	The Reduction Factor multiplied by the Eligible Accelerated Monthly Death Benefit.

Eligible Accelerated Monthly Death Benefit – As of each benefit payment date, the Eligible Accelerated Monthly Death Benefit is the lesser of the following values:

•	2% of the Initial Eligible Amount; or
•	The excess of the Maximum Lifetime Accelerated Death Benefit over the Total Accelerated Death Benefit; or
•	The Death Benefit.

Total Accelerated Death Benefit – This is the sum of all Death Benefit amounts that have been accelerated under this Rider. The Total Accelerated Death Benefit is equal to zero at the date of issue of this Rider.

At the time each Chronic Illness Benefit is paid, the Total Accelerated Death Benefit is increased by an amount equal to the Chronic Illness Benefit divided by the Reduction Factor.

Death of the Insured – If the Insured dies and we receive written notice of the death at our Administrative Office before Chronic Illness Benefits are paid, the Death Benefit will not be accelerated and no such payments will be made. However, any payment made by us prior to receiving written notice of the Insured’s death at our Administrative Office is effective and will reduce the Death Benefit Proceeds payable under the Policy.

Death Benefit Proceeds are paid according to the terms of the Policy to which this Rider is attached. Any Chronic Illness Benefit Proceeds, plus any required interest, paid by us after the date of death will reduce the Death Benefit Proceeds.

Reduction Factor – A Reduction Factor will be calculated for each Chronic Illness Benefit and is equal to {the sum of (a) plus (b)} divided by (c), where:

a)	Is equal to 100% of the Cash Surrender Value;
b)	Is equal to the CIR Factor times the results of the Death Benefit less the greater of zero or the Accumulated Value; and
c)	Is the Death Benefit.

ICC13 R13CIS	Page 5 of 8

Chronic Illness Risk Factor – The Chronic Illness Risk Factor (CIR Factor) will vary based on the Insured’s attained Age, gender and Risk Class, as well as the Accelerated Death Benefit Interest Rate and a mortality table for disabled lives declared by us.

Accelerated Death Benefit Interest Rate – The Accelerated Death Benefit Interest Rate will not exceed the greater of:

a)	The current yield on the ninety-day Treasury bill; or
b)	A variable rate determined in accordance with the NAIC Model Policy Loan Interest Rate Bill, model #590 if this Rider is attached to a policy with a variable rate loan; or.
c)	A fixed annual rate of 8%, otherwise.

EFFECT ON THE POLICY AND ANY RIDERS

In General, optional rider benefits under this Policy will continue to remain In Force subject to the terms and conditions of the Policy and riders unless otherwise stated. Charges for optional riders will be calculated according to the terms of the rider form, and may be affected by the reduction in benefits and Policy values.

Acceleration Percentage – Based on the payment made we will adjust the Policy’s values by the Acceleration Percentage.

The Acceleration Percentage is calculated as (a divided by b), where:

a = The Chronic Illness Benefit

b = The Reduction Factor multiplied by the Death Benefit on the date of each benefit payment.

Effect on Policy Values – The following values are reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

1.	The Total Face Amount;
2.	The Accumulated Value of your Policy;
3.	Any Surrender Charge applicable for each Coverage Layer;
4.	If your Policy has a Death Benefit calculated as the Face Amount plus premiums less withdrawals (referred to as “Option C”), the sum of the premiums less withdrawals; and
5.	If your Policy has a Death Benefit calculated as the Face Amount plus premiums less withdrawals (referred to as “Option C”), the Option C Death Benefit Limit.

Reduction to Total Face Amount – The Total Face Amount under your Policy is reduced on the date of each benefit payment by an amount equal to the Acceleration Percentage multiplied by the Total Face Amount prior to the benefit payment. For each Coverage Layer under the Policy or any term insurance on the Insured, the Face Amount of each layer will be reduced according to the terms of the Policy and Rider.

Reduction to Death Benefit – The Policy Death Benefit will continue to be calculated according to the terms of the Policy to which this Rider is attached.

Reduction to Accumulated Value – The Accumulated Value under your Policy will continue to be calculated according to the terms of the Policy to which this Rider is attached.

Reduction to Investment Option Values – The Policy’s Investment Option values are reduced on the date of each benefit payment by an amount equal to the Acceleration Percentage multiplied by the Investment Option values prior to the benefit payment.

ICC13 R13CIS	Page 6 of 8

The reduction to the values in each of the Investment Options will be treated using the same calculation rules as described for a monthly deduction under the terms of your Policy.

Adjusted Cost of Insurance Charges – Cost of Insurance Charges will continue to be calculated according to the terms of the Policy to which this Rider is attached, but will be based upon the reduced Policy values following the benefit payment.

Policy Loans – Policy Loan availability will continue according to the terms of the Policy to which this Rider is attached.

Reduction to Policy Loans – Policy Loans (also referred to as “Standard Policy Loans”) are reduced by benefit payments under this Rider. Policy Debt, Loan Account (also referred to as “Loan Collateral Account”), and the Loan Account Value are all reduced on the date of each benefit payment by an amount equal to their respective values prior to the benefit payment multiplied by the Acceleration Percentage.

Benefit Payments under this Rider are reduced by an amount equal to the Policy Debt prior to the benefit payment multiplied by the Acceleration Percentage.

Reduction to Cash Surrender Value and Net Cash Surrender Value – The Policy Cash Surrender Value and Net Cash Surrender Value after the benefit payment will be calculated according to terms of the contract.

Coordination with Other Payments – If there is another transaction requested on the same day as a Chronic Illness Benefit Proceeds is paid under the Policy, the Chronic Illness Benefit Proceeds will be processed after the other transactions.

Other Effects on the Policy – After the initial claim payment under this Rider:

1.	Death Benefit Option Changes are allowed, but only into Death Benefit Option A;
2.	Requested Increases in benefits under the Policy or any riders are not permitted; and
3.	Any Systematic Distribution Program in effect will be discontinued.

When a benefit payment is made, the Policy will be modified by an endorsement, which shall include a statement of the effect of the benefit payment on the Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans (including loans to pay premiums).

Chronic Illness Benefit Payment Notice – Prior to or concurrent with the election to effect the Chronic Illness Benefit, we will send the Owner a statement demonstrating the effect of the Chronic Illness Benefit on the Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges, and Policy Loans (including loans to pay premiums).

Effect on Last Survivor Term Insurance on the Insureds – If your Policy has last survivor term insurance, Face Amounts for any last survivor term insurance on the Insureds will be reduced as the Total Face Amount is reduced (see “Reduction to Total Face Amount” above). If the term insurance contains any provision for a termination credit, the termination credit basis is reduced on the date of each benefit payment by an amount equal to the value of the termination credit basis prior to the benefit payment multiplied by the Acceleration Percentage. If the term insurance contains a Limited Return of Premiums provision, the return of premium provision would terminate upon the first benefit payment made under this Rider.

Effect on No-Lapse Guarantees using a No-Lapse Guarantee Value – If your Policy has a no-lapse guarantee using a no-lapse guarantee value, the No-Lapse Guarantee Value is reduced on the date of each benefit payment by an amount equal to the No-Lapse Guarantee Value prior to the benefit payment multiplied by the Acceleration Percentage. The amount of reduction will be processed against the No-Lapse Guarantee Value according to the terms of the No-Lapse Guarantee.

ICC13 R13CIS	Page 7 of 8

Effect on No-Lapse Guarantees using No-Lapse Guarantee Premiums – If your Policy has a no-lapse guarantee using no-lapse guarantee premiums, the No-Lapse Premium is reduced on the date of each benefit payment by an amount equal to the No-Lapse Premium prior to the benefit payment multiplied by the Acceleration Percentage. The No-Lapse Credit is reduced on the date of each benefit payment by an amount equal to the No-Lapse Credit prior to the benefit payment multiplied by the Acceleration Percentage.

Effect on Overloan Protection – If your Policy has overloan protection, it will terminate at the time the first Chronic Illness Benefit Proceeds are paid.

Effect on Other Riders and/or Policy Provisions – Other riders attached to the base Policy and/or provisions within the base Policy may be impacted at the time the first Chronic Illness Benefit Proceeds are paid. Any such impacts will be explained in the rider or Policy. Please read these documents carefully.

GENERAL PROVISIONS

Incontestability – This Rider will follow the Incontestability provision of the Policy.

Reinstatement – If the Policy is reinstated, this Rider may be reinstated on the same terms.

Premium Requirement – There is no separate premium required for this benefit. However, this Rider does not eliminate the need to pay premiums to keep the Policy In Force. The Owner must continue to pay any premiums necessary to avoid Policy lapse as described in the Policy or in any applicable riders attached to the Policy.

Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

1.	Your Written Request;
2.	The acceleration of any part of the Death Benefit of the Policy while the Insured is still living for reason of terminal illness;
3.	The date the Maximum Lifetime Accelerated Death Benefit has been accelerated under this Rider;
4.	Exercise of overloan protection;
5.	The date the Rider or the Policy terminates; or
6.	The date we receive notice of the death of the Insured.

Termination of this Rider shall not prejudice the payment of benefits for any claim that occurred while the Rider was In Force.

ICC13 R13CIS	Page 8 of 8